UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2006
Commission File Number 1-7616
PIONEER CORPORATION
(Translation of registrant’s name into English)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date: April 3, 2006

	By	/s/ Tamihiko Sudo

Tamihiko Sudo
President and Representative Director
This report on Form 6-K contains the following:
1.	The announcement released by the Company to the press in Japan dated March 31, 2006, concerning the selling shares of its precision machinery units to OMRON.

For immediate release
Pioneer to Sell Shares of Its Precision Machinery Units to OMRON
March 31, 2006, Tokyo, Japan — Pioneer Corporation today announced that it has reached a preliminary agreement with OMRON Corporation, headquartered in Kyoto, on the transfer to OMRON of Pioneer’s entire shares of Pioneer Precision Machinery Corporation, a Pioneer subsidiary engaged in manufacturing and marketing of high-precision parts for electronic equipment.
This transfer will help Pioneer concentrate resources on strategic business and improve management efficiency.
The specific conditions and schedule of the sale are under discussion and will be finalized at a later date.
Pioneer Corporation is a leading global manufacturer of consumer- and business-use electronics products such as audio, video and car electronics. Its shares are traded on the Tokyo Stock Exchange.
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For further information, please contact:
Public Relations
Pioneer Corporation, Tokyo, Japan
Phone: +81-3-3495-9885
E-mail: pioneer_prd@post.pioneer.co.jp
Website: http://www.pioneer.co.jp

<Outline of Pioneer Precision Machinery Corporation>

Company name:	Pioneer Precision Machinery Corporation
Headquarters:	1-1, Fujimi 6-chome, Tsurugashima, Saitama, Japan
Foundation:	April 18, 1977
Paid-in capital:	448 million yen
Consolidated net sales:	Approx. 35 billion yen (estimate for the year ending March 2006)
Shareholders:	Pioneer Corporation (99.5%) Employee Share Ownership Plan of Pioneer Precision Machinery Corporation (0.5%)
Business line:	Manufacture and marketing of high-precision parts for electronic equipment such as light-guiding plates for small LCDs.
President:	Yoshio Nakano
Number of employees:	Approx. 270 (as of January 31, 2006)
Affiliated companies in Japan and abroad:
Hokuriku PPM Corp. (Namerikawa, Toyama, Japan)
HPPM Pte. Ltd. (Hong Kong)
Suzhou Pioneer Precision Machinery Corp. (China)
Korea Pioneer Precision Machinery Corp. (Korea)